UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 31, 2020, Verona Pharma plc (the “Company”) issued a press release announcing positive efficacy and safety data with a single dose of pressurized metered-dose inhaler (“pMDI”) formulation of ensifentrine in a Phase 2 clinical trial in patients with moderate to severe chronic obstructive pulmonary disease (“COPD”) (the “Trial Announcement”). The Trial Announcement is furnished herewith as Exhibit 1.1 to this Report on Form 6-K.
In the Trial Announcement, the Company reported that results from the single dose part of the study (Part A) demonstrated a statistically significant and clinically meaningful increase in lung function as measured by forced expiratory volume in one second (“FEV1”)1 compared to placebo.
In the first part of the trial, 40 patients with moderate to severe COPD were randomized to receive a single dose of one out of five dosage strengths of ensifentrine: 100 µg2, 300 µg, 1000 µg, 3000 µg, 6000 µg or placebo. In these patients, the Company observed the following:

•	Improvements in peak FEV1 corrected for placebo demonstrated a general dose response (ranging from 47 mL to 391 mL, p<0.05 for doses 300 µg and above).

•	Improvements in average FEV1 over 4 hours corrected for placebo also showed a general dose response (average FEV1 AUC(0-4hr)[3]: ranging from 69 mL to 345 mL, p<0.05 for doses 300 µg and above).

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Improvements in average FEV1 over 12 hours corrected for placebo also showed a dose response and demonstrated durability of effect over the dosing interval (average FEV1 AUC(0-12hr4): ranging from 48 mL to 222 mL, p<0.05 for doses 3000 µg and above), supporting twice-daily dosing.

•	Ensifentrine pMDI formulation was well tolerated at each dose with an adverse event profile similar to placebo.
With these results and those observed in previous Phase 2 clinical trials, ensifentrine has demonstrated statistically significant and clinically meaningful improvements in lung function in COPD patients when delivered via any of the three widely used inhaled modes: nebulizer, dry powder inhaler (“DPI”) and pMDI.
The positive data support initiation of the second, multiple dose, part of the study (Part B), which will evaluate the pMDI formulation in this patient population over 7 days of twice daily treatment. The Company has decided to postpone the initiation of Part B due to concerns regarding the safety of trial subjects, caregivers and medical staff during the COVID-19 pandemic. The Company will continue to monitor this evolving situation and expects to provide an updated timeline for the start of Part B at a later date.

1 FEV1: Forced Expiratory Volume in one second, a standard measure of lung function
2 µg: microgram, or mcg
3 FEV1 AUC(0-4hr): Area Under the Curve 0-4 hours calculated using the trapezoidal rule, divided by the observation time (4 hours) to report in mL, a measure of the aggregate effect over 4 hours
4 FEV1 AUC(0-12hr): Area Under the Curve 0-12 hours calculated using the trapezoidal rule, divided by the observation time (12 hours) to report in mL, a measure of the aggregate effect over 12 hours

This report on Form 6-K, excluding Exhibit 1.1, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-225107) and Registration Statement on Form S-8 (File No. 333-217521).

Forward-Looking Statements
This Report on Form 6-K (the “Report”) contains forward-looking statements. All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, the development of ensifentrine, the progress and timing of clinical trials, data and meetings with the FDA, the impact of the COVID-19 pandemic on clinical trials and operations and expectations surrounding future guidance.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts and the completion of our clinical trials; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; our ability to retain our key personnel and recruit additional qualified personnel, as well as the impact of our management team transition; material differences between our “top-line” data and final data; our reliance on third parties, including clinical research organizations, clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like the novel coronavirus (COVID-19). These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report. Any such forward-looking statements represent management's estimates as of the date of this Report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Trial Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: April 6, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel